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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hooper, Joan		FreeMarkets, Inc. (FMKT)
	FreeMarkets Center 210 Sixth Avenue	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 10, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Pittsburgh, PA 15222 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President and Chief Financial Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value, $.01 per share		3/7/03				P			1,500	A	$4.1400		(See Below)

	Common Stock, par value, $.01 per share													2,800		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	(3)							770,000

Explanation of Responses:

(1) Options to purchase 210,000 shares have an exercise price of $14.80 per share; options to purchase 80,000 shares have an exercise price of $17.50 per share; options to purchase 100,000 shares have an exericse price of $13.26 per share; options to purchase 80,000 shares have an exercise price of $11.19 per share; and options to purchase 300,000 shares have an exercise price of $4.03 per share.

(2) Options to purchase 210,000 shares vest as follows: options to purchase 120,000 shares are currently exercisable, and options to purchase 90,000 shares vest in two equal annual installments beginning on September 13, 2003. Options to purchase 80,000 shares vest as follows: options to purchase 32,000 shares are currently exercisable, and options to purchase 48,000 shares vest in twelve equal installments, beginning on March 31, 2003. Options to purchase 100,000 shares vest as follows: options to purchase 20,000 shares are currently exercisable; and options to purchase 80,000 shares vest in four equal installments beginning June 19, 2003. Options to purchase 80,000 shares vest as follows; 20,000 shares vest on June 21, 2003, and the remaining 60,000 vest in twelve equal quarterly installments beginning September 21, 2003.Options to purchase 300,000 shares vest in sixteen equal quarterly installments beginning on April 28, 2003.

(3) Options to purchase 210,000 shares expire on September 13, 2009; options to purchase 80,000 shares expire on January 8, 2011; options to purchase 100,000 shares expire on June 19, 2011; options to purchase 80,000 shares expire on June 21, 2012; and options to purchase 300,000 shares expire on January 28, 2013.

/s/ Joan Hooper	03-11-2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.